UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Delaware statutory trust (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of Invesco Van Kampen Pennsylvania Value Municipal Income Trust, a Pennsylvania business trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, effective immediately prior to the closing of a reorganization transaction between the Predecessor Registrant and the Registrant. In connection with such amended notification of registration, the Registrant submits the following information:

Name:                      Invesco Van Kampen Pennsylvania Value Municipal Income Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1555 Peachtree Street, N.E.
Atlanta, GA 30309

Telephone Number (including area code):   (713) 626-1919

Name and address of agent for service of process:

John M. Zerr, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 1000
Houston, Texas 77046-1173

With copies of Notices and Communications to:

E. Carolan Berkley, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [  ]                                NO [X]

Item 1.   Exact name of registrant.

Invesco Van Kampen Pennsylvania Value Municipal Income Trust

Item 2.   Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust.  The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on April 2, 2012.

Item 3.   Form of organization of registrant.

Delaware statutory trust.

Item 4.   Classification of registrant.

Management company.

Item 5.

(a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.   Name and address of each investment adviser of registrant.

Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Invesco Asset Management Deutschland GmbH
An der Welle 5, 1st Floor
Frankfurt, Germany 60322

Invesco Asset Management Limited
30 Finsbury Square
London, United Kingdom
EC2A 1AG
ENGLAND

Invesco Asset Management (Japan) Limited
25th Floor, Shiroyama Trust Tower
3-1, Toranoman 4-chome, Minato-Ku
Tokyo, Japan 105-6025

Invesco Australia Limited
333 Collins Street, Level 26
Melbourne Victoria 3000, Australia

Invesco Hong Kong Limited
32nd Floor
Three Pacific Place
1 Queen’s Road East
Hong Kong

Invesco Senior Secured Management, Inc.
1166 Avenue of the Americas, 27th Floor
New York, NY 10036

Invesco Canada Ltd.
5140 Yonge Street
Suite 900
Toronto, ON, M2N 6X7

Item 7.   Name and address of each officer and trustee of the registrant.

Name and Address	Principal Occupation(s) During Past 5 Years
David C. Arch 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Jerry D. Choate 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee, President and Principal Executive Officer

Linda Hutton Heagy 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

R. Craig Kennedy 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Hugo F. Sonnenschein 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Suzanne H. Woolsey 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Colin D. Meadows 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee; President and Principal Executive Officer

Wayne W. Whalen 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

John M. Zerr 1555 Peachtree Street, N.E. Atlanta, GA 30309	Senior Vice President, Chief Legal Officer and Secretary

Sheri Morris 1555 Peachtree Street, N.E. Atlanta, GA 30309	Vice President, Treasurer and Principal Financial Officer

Karen Dunn Kelley 1555 Peachtree Street, N.E. Atlanta, GA 30309	Vice President

Yinka Akinsola 1555 Peachtree Street, N.E. Atlanta, GA 30309	Anti-Money Laundering Compliance Officer

Valinda Arnett-Patton 1555 Peachtree Street, N.E. Atlanta, GA 30309	Chief Compliance Officer

Item 8.   Not applicable.

Item 9.

(a) No.  Registrant is not currently issuing and offering its securities directly to the public.

(b) Not applicable.

(c) No.  Registrant does not intend to make a public offering at an undetermined time in the future.

(d) No.  Registrant does not currently have any outstanding and issued securities.

(e) As of August 20, 2012, the number of beneficial owners of Registrant’s outstanding securities is 0.

Item 10.   The current value of Registrant’s total assets is $0.

Item 11.   The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.   Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Houston and the state of Texas on the 15th day of August, 2012.

Invesco Van Kampen Pennsylvania Value Municipal Income Trust

By:  /s/John M. Zerr
John M. Zerr, Senior Vice President, Chief
Legal Officer and Secretary

Attest:  /s/Peter Davidson
Peter Davidson